                               FORM 11-K AMENDED

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act
of 1934

(Mark One)

  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934.
             For the fiscal year ended:  December 31, 1999

  OR

  [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934.
             For the transition period from       to

Commission file number     1- 3208

  A.    Full title of the plan and the address of the plan, if
        different from that of the issuer named below:

        Lithonia Lighting Profit Sharing and Retirement Plan for
        Salaried Employees

  B.    Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

        National Service Industries, Inc.
        1420 Peachtree Street, NE
        Atlanta, Georgia 30309

REQUIRED INFORMATION

The following documents are filed as a part of this report:

1.   Financial Statements

     Plan  financial  statements  prepared  in  accordance  with  the  financial reporting requirements of ERISA include the following:

     Report of Independent Public Accountants

     Statements of Net Assets Available for Benefits as of December
     31, 1999 and 1998

     Statement  of Changes  in Net  Assets  Available  for  Benefits for the
     Year Ended December 31, 1999

     Notes to Financial Statements

2.   Exhibits

     The following exhibit is filed with this report:

     Consent of Arthur Andersen LLP

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
trustees (or other persons who administer  the employee  benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              Lithonia Lighting Profit Sharing and Retirement
                              Plan for Salaried Employees

Date: June 29, 2001           By:   National Service Industries, Inc.
                                    Plan Administrator

                              By:    /s/James S. Balloun
                              Name:  James S. Balloun
                              Title: Chairman and Chief Executive Officer

Lithonia Lighting
Profit Sharing and Retirement Plan
for Salaried Employees

Financial Statements
as of December 31, 1999 and 1998
Together With Auditors' Report

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of
Lithonia Lighting Profit Sharing and Retirement Plan for Salaried Employees:

We have audited the accompanying statements of net assets available for benefits of Lithonia  Lighting Profit Sharing and Retirement Plan for Salaried  Employees
as of December 31, 1999 and 1998 (as  revised--Note 2) and the related statement of changes in net assets  available for benefits for the year ended December 31,
1999.  These  financial   statements  are  the   responsibility  of  the  Plan's
management.  Our  responsibility  is to express  an  opinion on these  financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable  assurance about whether the financial  statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting  the amounts and  disclosures in the financial  statements.  An audit also includes assessing the accounting principles used and significant estimates made by  management,  as well as  evaluating  the  overall  financial  statement presentation.  We believe  that our audits  provide a  reasonable  basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material  respects,  the net assets available for benefits of the Plan as of
December  31,  1999 and 1998 and the  changes  in its net assets  available  for benefits for the year ended  December  31, 1999 in  conformity  with  accounting principles generally accepted in the United States.

/s/Arthur Andersen

Atlanta, Georgia
June 8, 2000

                                      Lithonia Lighting

                             Profit Sharing and Retirement Plan

                                   for Salaried Employees

                       STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                 December 31, 1999 and 1998

                                    (As Revised--Note 2)

                                                                        1999                1998
                                                                   -------------        ------------
INVESTMENT IN NSI DC TRUST, at fair value (Notes 2 and 3)           $101,350,350         $94,212,874
CONTRIBUTIONS RECEIVABLE:
    Employer                                                              18,335              13,362
    Participant                                                           54,118              40,075
                                                                   -------------        ------------
              Total contributions receivable                              72,453              53,437
                                                                   -------------        ------------
NET ASSETS AVAILABLE FOR BENEFITS                                   $101,422,803         $94,266,311
                                                                   =============        ============

                                   The accompanying notes are an integral part of these statements.

                                Lithonia Lighting

                       Profit Sharing and Retirement Plan

                             for Salaried Employees

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      For the year ended December 31, 1999

                              (As Revised--Note 2)

CONTRIBUTIONS:
   Employer, net of forfeitures                                   $    2,381,337
   Participant                                                         5,022,998
                                                                     -----------
            Total contributions                                        7,404,335

NET GAIN FROM INVESTMENT IN NSI DC TRUST (Note 3)                      7,753,475

BENEFITS PAID TO PARTICIPANTS                                         (8,001,318)
                                                                    ------------
NET INCREASE                                                           7,156,492

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                  94,266,311
                                                                    ------------
NET ASSETS AVAILABLE FOR BENEFITS, end of year                      $101,422,803
                                                                    ============

The accompanying notes are an integral part of this statement.

                                Lithonia Lighting

                       Profit Sharing and Retirement Plan

                             for Salaried Employees

                          Notes to Financial Statements

                           December 31, 1999 and 1998

 1. PLAN DESCRIPTION

The following is a brief description of the Lithonia Lighting Profit Sharing and
Retirement  Plan for Salaried  Employees  (the "Plan") of the Lithonia  Lighting
Division  of National  Service  Industries,  Inc.  of Georgia  and the  Lithonia
Lighting  Division of NSI Enterprises,  Inc.  (together,  the "Employer").  Both
National  Service  Industries,  Inc. of Georgia and NSI  Enterprises,  Inc.  are
wholly owned  subsidiaries of National Service  Industries,  Inc. ("NSI").  This
description is provided for  informational  purposes only.  Participants  should refer to the plan agreement for a complete description.

General

The Plan,  as amended and restated  effective  September  1, 1989,  is a defined contribution  plan  established  under the  provisions of Section  401(a) of the
Internal Revenue Code ("IRC"). The Plan covers all nonunion, salaried, nonhourly employees of the Employer  who have six months of service,  as defined,  and who are at least 21 years of age.  The  Plan is  subject  to the  provisions  of the
Employee Retirement Income Security Act of 1974, as amended.

Effective  September  1998,  the  Employer  acquired  GTY  Industries.  Salaried employees of GTY  Industries  were eligible to participate in the Plan effective
January 1, 1999.  Effective  April 10,  1999,  NSI  acquired  Peerless  Lighting
Corporation  ("Peerless").  Employees  of Peerless  were granted  prior  service credit for purposes of eligibility, vesting, and service credits.

Contributions

Contributions  are made by the participants  and the Employer.  Participants may elect to contribute between 1% and 15% of before-tax compensation, as defined in the Plan, subject to certain  limitations under the IRC. The Employer provides a
matching   contribution  in  an  amount  equal  to  50%  of  each  participant's contributions up to 6% of compensation for the plan year.

For any plan year in which the  Employer's  net  profits,  as defined,  equal or exceed $6,000,000,  the Employer shall make a profit-sharing  contribution equal to 2% of the  net  profits  for the  plan  year,  less  the  aggregate  matching contribution  for the plan year. If 2% of net profits,  plus any  forfeitures of nonvested participant accounts, less matching  contributions,  equals or exceeds
30% of the 2% of net profits plus forfeitures,  then such 30% is allocated among participants on the basis of service credits,  as defined.  The remainder of the profit-sharing  contribution  is allocated  to  participants  who made  elective deferrals  during the plan year and who are employed on the last day of the plan year.  This allocation is based on the relative  elective  deferrals up to 6% of compensation.  If  the  30%  criteria  is not  met,  the  entire  profit-sharing contribution is allocated to participants on the basis of service credits.

Vesting

Participants  are always  fully  vested in their  voluntary  contributions.
Vesting of employer  contributions  occurs on an increasing scale,  ranging from
20% after one year of service,  as defined, to 100% after five years of service.
Nonvested employer  contributions are forfeited upon a participant's  withdrawal from the Plan and are  added to the  employer  contribution  for  allocation  to remaining  participants  based on service credits.  Effective November 19, 1999, the Employer ceased operations in the  manufacturing  plant in City of Industry,
California. Eligible employees, as defined, who were employed at the plant as of
November 19, 1999 became 100% vested in their respective plan accounts.

Administration

The  responsibility  for  administration  of the  Plan  rests  with  the  Plan's retirement  committee,  which is appointed by the board of directors of NSI. All administrative  expenses of the Plan were paid by the  Employer  during the year ended December 31, 1999.

Participants' Accounts

Individual  accounts  are  maintained  for each of the  Plan's  participants  to
reflect  the  particular   participant's   contributions  and  related  employer
contributions  as well as the  participant's  share of the Plan's income and any related investment management fees and expenses.

Investment in Master Trust

The Plan's  assets are  commingled  in the  National  Service  Industries,  Inc.
Defined  Contribution  Plans Master Trust (the "NSI DC Trust") together with the assets  of  certain  defined  contribution  plans of other  NSI  divisions.  The investments of the NSI DC Trust are subject to certain administrative guidelines and  limitations  as to the type and amount of  securities  held.  Certain  fund assets are allocated to selected independent investment managers to invest under these general guidelines.

Effective  January 1, 1998,  INVESCO Trust Company was appointed  trustee of the
NSI DC Trust.

Investment Options

The separate  investment  options made available  under the Plan may be changed, eliminated, or modified from time to time by the investment committee of the NSI
DC Trust.  Participants make their investment  elections in 1% increments,  with changes allowed on a daily basis.

The separate investment options offered by the Plan are as follows:

          o    Diversified  Equity Fund.  This fund is invested in a mutual fund that is  designed  to  invest in a broad  range of common  stocks providing capital growth.

          o    Stable  Value  Fund.  This is a fixed  income  fund  designed  to provide  a steady  level of  current  income  while  focusing  on preservation of principal. The majority of this fund's assets are investment  contracts  ("GICs") and synthetic GICs with insurance companies  and  banks.  This fund is  managed  by  INVESCO  Trust
               Company or its affiliates.

          o    Balanced  Fund.  This fund is invested in a commingled  fund that invests in a changing mix of high-quality  stocks and bonds.  The fund is designed  to provide  capital  growth and current  income while limiting the risk of principal  loss.  This fund is managed by INVESCO Trust Company or its affiliates.

          o    NSI Stock  Fund.  This fund is invested  primarily  in NSI common stock,  although it may hold other  short-term  investments  from time to time.  A  participant  may not  direct  more  than 50% of his/her account balance to be invested in this fund.

          o    International  Fund.  This fund is invested in a mutual fund that invests in the stock of  non-U.S.  companies  and is  designed to provide long-term growth.

          o    Index Fund.  This fund is invested in a mutual fund that  invests in all of the stocks in the Standard & Poor's 500 Composite Stock
               Price Index.

          o    Small Company  Fund.  This fund is invested in a mutual fund that invests in small or emerging  companies  that show  potential for increased  size and  profitability.  The fund seeks  little or no current income.  This fund is managed by INVESCO Trust Company or its affiliates.

          o    Bond Index Fund. This fund is invested in a collective trust that invests in a well-diversified portfolio that is representative of the domestic investment-grade bond market.

Loans to Participants

The  Plan  permits  loans  to  participants  up to  the  lesser  of  50%  of the participant's  vested account  balance or $50,000.  A participant has up to five years to repay the principal  and interest,  unless the loan is for the purchase of a primary  residence,  in which case the repayment period will be established at the time the loan is approved.  Loan processing fees are charged  directly to the participant's account.  Interest rates on loans to participants are based on market rates, as determined by the plan  administrator.  The interest rate as of
December 31, 1999 was 9%.

Interest on loans is included  in the net gain from  investment  in NSI DC Trust and is  allocated  to each  investment  fund based on  participants'  investment elections.

Benefits

A participant or his/her  beneficiary is entitled to receive the distribution of his/her vested account balance upon death,  disability,  retirement (age 65), or other  termination  of  employment.  These  benefits  are  payable in a lump-sum amount.

Benefits are payable in cash, except that any portion of a participant's account balance  which is invested in the NSI Stock Fund is  distributed  in the form of shares of NSI common stock, with fractional shares paid in cash.

Hardship   withdrawals  may  be  made  upon  proven  financial   hardship  of  a
participant,  as defined in the plan  agreement  and as  approved  by the Plan's retirement committee.

Plan Termination

Although the Employer  intends for the Plan to be  permanent,  the Plan provides that the Employer has the right to discontinue contributions or to terminate the
Plan at any time. In the event of plan termination,  the participants are vested in the amounts  allocated to their respective  accounts;  however,  the accounts shall  continue  to be held by the trustee  until such time as the  participants terminate their  employment or otherwise become entitled to such vested benefits under the provisions of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The  accounts  of the Plan are  maintained  by the  trustee on the cash basis of accounting.  The accompanying  financial statements have been prepared using the
accrual  method  of  accounting  by  application  of  memorandum  entries.   The
preparation  of financial  statements  in  conformity  with  generally  accepted accounting  principles  requires  the Plan's  management  to use  estimates  and assumptions that affect the accompanying  financial  statements and disclosures.
Actual results could differ from these estimates.

Reclassifications

Statement of Position  ("SOP")  99-3,  "Accounting  for and Reporting of Certain
Defined  Contribution Plan Investments and Other Disclosure Matters," eliminates the requirement for a defined contribution plan to disclose participant-directed investment  programs.  SOP 99-3 was  adopted  for the 1999 plan  year,  and 1998
financial   statement   amounts  have  been   reclassified   to  eliminate   the
participant-directed   investment  program   disclosures.   In  addition,   unit
information  presented  in  the  prior  year's  financial  statements  has  been eliminated in accordance with SOP 99-3.

Revision of Previously Issued Financial Statements

The  accompanying  1999 and 1998 statements of net assets  available for benefit have been  revised to properly  state the amount of the  employer  contributions receivable  at  December  31.  The  effect of the  revision  was to  reduce  the receivable  at  December  31,  1999  and  1998  by  $1,047,491  and  $1,188,800,
respectively.  The net  impact on  employer  contributions  in the  accompanying statement  of changes in net assets  available  for benefits was to increase the amount by $141,309.

Investment Valuation

Investments of the NSI DC Trust,  except for the GICs, are stated at fair value, as determined by the trustee from quoted market prices.  Securities  traded on a national  exchange  are  valued  at the last  reported  sales  price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

GICs included in the NSI DC Trust are fully benefit-responsive and are therefore carried at contract  value (cost plus  accrued  interest) by the NSI DC Trust in accordance  with SOP 94-4,  "Reporting of  Investment  Contracts for Welfare and
Pension Plans." At December 31, 1999 and 1998,  contract value approximates fair value. At December 31, 1999, the weighted  average  crediting  interest rate was
6.18%.  For the year ended  December 31, 1999, the annual yield on the GICs held by the NSI DC Trust was 6.4%.  For certain of the GICs held by the NSI DC Trust, crediting  interest rates may be changed if certain events occur,  such as early retirements,  plant  closings,  etc., but in no case are adjusted to a rate less than 0%.

GICs are  subject  to credit  risk based on the  ability of the  issuers to meet interest or principal payments, or both, as they become due.

Certain  GICs  included in the NSI DC Trust are  synthetic;  that is, the NSI DC
Trust owns certain fixed income  securities,  and the contract issuer provides a
"wrapper"  that  guarantees  a  fixed  rate  of  return  and  provides   benefit
responsiveness.  At December 31, 1999 and 1998, the fair value of the underlying assets  of the  synthetic  GICs  (determined  from  quoted  market  prices)  was
$54,030,000 and $48,749,000,  respectively, and the value of the related wrapper contracts was $990,000 and $(1,232,000), respectively.

3. NSI DC TRust

Investment Income

Investment  income of the NSI DC Trust for the year ended  December  31, 1999 is summarized as follows:

        Interest income                                              $ 4,392,012
        Dividends on NSI common stock                                    492,305
        Net depreciation in fair value of NSI common stock            (3,126,435)
        Net loss from common/collective trusts                          (389,640)
        Net income from mutual funds                                  21,103,949
                                                                   -------------
                      Total investment income                        $22,472,191
                                                                   =============

Net Assets

The net assets of the NSI DC Trust are as follows at December 31, 1999 and 1998:

                                                                        1999                 1998
                                                                   -------------         ------------
        Mutual funds                                                $150,101,844         $119,999,722
        Common/collective trusts                                      61,734,231           72,307,360
        Guaranteed investment contracts                               62,398,546           59,224,919
        NSI common stock                                              11,026,746           15,348,609
        Loans receivable from participants                             7,942,464            7,590,683
        Cash equivalents                                               4,873,957                    0
                                                                   -------------         ------------
                                                                     298,077,788          274,471,293
        Accrued investment income                                         23,712                6,608
        Adjustments for pending trades                                   219,969               19,658
        Accrued expenses and other                                       (28,248)                   0
                                                                   -------------         ------------
        Net assets                                                  $298,293,221         $274,497,559
                                                                   =============         ============

The allocation of the net assets of the NSI DC Trust to  participating  plans is based on  participant  units and is as follows as of December 31, 1999 and 1998:

                                                                1999                            1998
                                                        ------------------------       -------------------------
                                                        Amount          Percent         Amount          Percent

Lithonia Lighting Profit Sharing and Retirement
    Plan for Salaried Employees                         $101,350,350      33.98%       $  94,212,874      34.32%
All other plans                                          196,942,871      66.02          180,284,685      65.68
                                                        ------------     -------       -------------     -------
              Total                                     $298,293,221     100.00%        $274,497,559     100.00%
                                                        ============     =======       =============     =======

Investment in NSI Common Stock

As of December 31, 1999 and 1998, approximately 3.7% and 5.6%, respectively,  of the NSI DC Trust's net assets were  invested in the common stock of NSI, a party in interest to the Plan.

4. Tax Status

The Plan has received a favorable determination letter from the Internal Revenue
Service dated June 5, 1996 stating that the Plan was designed in accordance with plan  design  requirements  as of that  date.  The Plan has been  amended  since receiving the determination  letter.  However,  the plan administrator  believes that the Plan is currently designed and is being operated in compliance with the applicable  requirements of the IRC. Therefore,  the plan administrator believes that the Plan was  qualified  and that the related  trust was  tax-exempt  as of
December 31, 1999 and 1998.